Exhibit 4.46
Agreement on Changes of the Global Publishing Contract
GRAVITY Co., Ltd. (hereinafter “Buyer”) and Ndoors Corporation (hereinafter “Supplier”) hereby agree to the changes of the contract in the regard to ‘the Global Publishing Contract’ (hereinafter “Original Contract”) previously agreed on 9th November 2005 by applying the contract retroactive to the date of the “Original Contract” agreement as below.
2. Others, except for the described below, shall follow “Original Contract” and this Agreement shall be prior when there are conflicts between this Agreement and “Original Contract.”
The following are the terms of the changes:
Article 4 [Content the Rights Regarding the Agreement]
1.	Regarding the subject Game, “Supplier” shall have and hold all the intellectual property (excluding the trademark right of the subject Game that “Buyer” shall have and hold during the contract period) including the right of program development.

2.	Regarding the subject Game, “Buyer” shall have the worldwide exclusive right, including the Republic of Korea, of distribution, game management and game services, and shall also have and hold the whole exclusive and general rights of the business (including the re-licensing right) hereto.

3.	“Buyer” shall give prior notice to “Supplier” and shall file trademark applications of the subject Game in Korea and foreign countries at “Buyer’s” expenses (regarding the subject Game, “Supplier” shall assigned its trademarks under applications to “Buyer” within fourteen days from the date of this Agreement), and shall have the right for the trademarks when they are granted and registered. However, “Buyer” shall assign the trademarks to “Supplier” with the amount of the prime acquisition cost (meaning costs and fess for trademark applications and registration including agents’ commissions, official fees and other miscellaneous costs) and “Supplier” shall be assigned with the same.

4.	“Buyer” shall have and hold the worldwide exclusive licenses and rights (including rights of copy, distribution, transmission, selling, and service of the works related to the subject Game such as mobile contents, animation, and characters, and the right of re-licensing the subject rights) including the Republic of Korea about the business using the contents in the game such as trademarks and characters and derived mobile business (including mobile game business) from the subject Game, animation business, commercialization business, and all other derivative business.

5.	For royalty settlement of accounts occurred by commercialization business described in the former paragraph, “Buyer” shall make certificate stamps and distribute the same to enterprises that sell the products that commercialization is allowed and shall notify status of certificate stamps production and distribution to “Supplier” on each and every quarter. Except for certificate stamps production and notice of distribution status, “Buyer” shall perform tasks with its judgment and decision for all the works (including selection of enterprises and approval works related to marketing activities) related to enterprises of commercialization, and shall discuss with “Supplier” when it is necessary.

6.	Results developed by “Buyer” (Applications including processed graphics and sound data), the corresponding rights and ownership (including ownership of intellectual property) shall belong to “Buyer.”

7.	“Buyer” shall have the right of first refusal upon publish of games that “Supplier” shall develop.

8.	“Buyer” must send a notice to “Supplier”, discuss and agree when “Buyer” contracts with a third party regarding the subject “Game”.

9.	All the rights and the duties in this Agreement shall not be assigned or transferred to any third party without prior discussion and agreement by both parties in writing.
Article 8 [Division of Profits]
1. Division of Overseas Sales
1)	Division of ‘Overseas Contract Money’

Shall divide and distribute the amount that “Buyer” actually receives, except ‘miscellaneous costs’, among ‘Overseas Contract Money’ with the rate of 60% to “Buyer” and 40% to “Supplier”

2)	Division of Overseas Running Royalty

Shall divide and distribute the amount remitted to “Buyer” among overseas ‘net sales’ with the rate of 50% to “Buyer” and 50% to “Supplier”
2. Division of Domestic Sales
1)	Shall divide and distribute the amount remitted to “Buyer” among domestic ‘net sales’ with the rate of 50% to “Buyer” and 50% to “Supplier”. (Excluding sales from PC-Bang)

2)	Shall divide and distribute the amount among the total sales of PC-Bang, except VAT, billing commissions and PC-Bang sole-sales commissions, with the rate of 50% to “Buyer” and 50% to “Supplier”.
3. Division of Additional Sales
1)	Sales amount gained by mobile business (In case that game items are sold through mobile, the amount after deducting commissions of telecommunication companies and their agencies shall be divided and distributed with the rate of 80% to “Buyer” and 20% to “Supplier”) and commercialization business (including commercialization of the characters, guide books, cartoons, and game music business) shall be divided and distributed with the rate of 50% to “Buyer” and

50% to “Supplier”.

2)	In the cases of animation and animation business, separate contracts shall be made.
4. The amount of this paragraph is the one excluding Value Added Tax (VAT), and the recipient shall pay the transaction fee in cases of foreign currency.

5. In case that billing and/or security solution is provided from the outside, the corresponding expenses shall be paid with the rate of 50% from each side of “Buyer” and “Supplier.”
IN WITNESS WHEREOF, the parties hereto have caused this contract to be duly executed and delivered in two copies and both parties of Buyer and Seller shall keep one copy each.
October 9, 2006

“Buyer”	“Supplier”
GRAVITY Co., Ltd.	Ndoors Corporation
14th Floor, Meritz Tower	14th Floor, East-Wing
825-2 Yeoksam-Dong, Gangnam-Gu	IT Venture Tower
Seoul, Korea	78 Garak-Bon-Dong, Songpa-Gu
Seoul, Korea
/s/ Il Young Ryu	/s/ Sung-Won Cho
Representative: Il Young Ryu	Representative: Sung-Won Cho

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